

May 1, 2015

<u>Via e-mail</u>
Cameron D. MacDougall
Vice President
Fortress Transportation and Infrastructure Investors LLC
1345 Avenue of the Americas, 46th Floor
New York, New York 10105

> **Re: Fortress Transportation and Infrastructure Investors LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 16, 2015**
> **File No. 333-193182**

Dear Mr. MacDougall:

We have reviewed your registration statement and have the following comment.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 72</u>

<u>Liquidity, page 90</u>

1. We note your disclosure of the Non-GAAP measure Cash Available for Distribution (CAD). Please expand your disclosure to clearly explain how each adjustment used in the calculation of CAD reasonably supports your assertion that the measure serves as a useful metric for investors, analysts and management in measuring your overall liquidity, including your capacity for making distributions. In addition, for each operating cash flow line item in your Statement of Cash Flows on page F-8 that you have excluded from CAD, explain how you concluded that those amounts should be excluded. Refer to Item 10(e) of Regulation S-K for guidance.

You may contact Tracie Mariner at (202) 551-3744 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief